UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Its Charter)

GAMCO ASSET MANAGEMENT INC. MARIO J. GABELLI WALTER M. SCHENKER
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 15, 2013

GAMCO ASSET MANAGEMENT INC.

___________________, 2013

Dear Fellow Shareholder:

GAMCO Asset Management Inc. (“GAMCO Asset Management”) and the other participants in this solicitation (collectively, “GAMCO” or “we”) are the beneficial owners of an aggregate of 2,776,809 shares of common stock, no par value per share (the “Common Stock”), of Superior Industries International, Inc., a California corporation (“Superior Industries” or the “Company”), representing approximately 10.17% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Board of Directors of the Company (the “Board”).  We are seeking your support at the annual meeting of shareholders scheduled to be held at the Airtel Plaza Hotel, 7277 Valjean Avenue, Van Nuys, California 91406 on Friday, May 17, 2013 at 10:00 A.M. Pacific Time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.          To approve an amendment to the Articles of Incorporation of Superior Industries to declassify the Board and provide for the annual election of the Board;

2.          In the event that Proposal 1 is approved, to elect GAMCO’s director nominee, Walter M. Schenker (the “Nominee”) to serve until the 2014 annual meeting of shareholders and until his successor is duly elected and qualified;

3.          In the event that Proposal 1 is not approved, to elect GAMCO’s Nominee, Walter M. Schenker, to serve as a Class II director on the Board in opposition to one of the Company’s incumbent directors;

4.          To approve the Company’s Amended and Restated 2008 Equity Incentive Plan (the “Equity Incentive Plan”);

5.          To approve the material terms of the performance goals under the Equity Incentive Plan;

6.          To approve executive compensation on an advisory basis; and

7.          To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

We believe that the Company is in urgent need of fresh perspective and a focus on enhancing shareholder value, which, we believe, the Nominee will provide.  The Nominee does not have specific plans for the Company.

We are seeking to add one representative on the Board to ensure that the interests of the shareholders, the true owners of the Company, are appropriately represented in the boardroom.  There are currently nine directorships on the Board evenly divided in three classes with terms expiring every three years.  On April 15, 2013, the Company announced the appointment of Kerry A. Shiba to the Board to fill a previously existing vacancy in Class III with a term expiring at the 2014 annual meeting of shareholder.  The Company is asking shareholders to approve an amendment and restatement of the Company’s Amended and Restated Articles of Incorporation to permit the declassification of the Board and the annual election of directors.  If such amendment is approved the Board will be reduced from nine to seven members and one director will be up for election at the Annual Meeting.  If such amendment is not approved by the shareholders, then three directors will be up for election at the Annual Meeting.  Through the attached Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect the Nominee.  To the extent that three directors are up for election at the Annual Meeting, shareholders who vote on the enclosed BLUE proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than Sheldon I. Ausman.  Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s Nominee, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominee is elected.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today.  The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about April ___, 2013.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact GAMCO at our address listed below.

Thank you for your support.

/s/ Mario J. Gabelli

Mario J. Gabelli
GAMCO Asset Management Inc.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of GAMCO’s proxy materials,
please contact GAMCO at the phone number listed below.

GAMCO ASSET MANAGEMENT INC.

ONE CORPORATE CENTER

RYE, NEW YORK 10580

(800) 422-3554

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 15, 2013

2013 ANNUAL MEETING OF SHAREHOLDERS
OF
SUPERIOR INDUSTRIES INTERNATIONAL, INC.
_________________________

PROXY STATEMENT
OF
GAMCO ASSET MANAGEMENT INC.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

GAMCO Asset Management Inc. (“GAMCO Asset Management”), Mario J. Gabelli and certain of their affiliates (collectively, “GAMCO” or “we”) are significant shareholders of Superior Industries International, Inc., a California corporation (“Superior Industries” or the “Company”), owning in the aggregate approximately 10.17% of the outstanding shares of common stock, no par value per share (the “Common Stock”), of the Company.  We are seeking to add one representative on the Board of Directors of the Company (the “Board”) because we believe that the Board could be improved by the addition of a director who has strong, relevant background and who is committed to fully exploring all opportunities to unlock shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held at the Airtel Plaza Hotel, 7277 Valjean Avenue, Van Nuys, California 91406 on Friday, May 17, 2013 at 10:00 A.M. Pacific Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.          To approve an amendment to the Articles of Incorporation of Superior Industries to declassify the Board and provide for the annual election of the Board;

2.          In the event that Proposal 1 is approved, to elect GAMCO’s director nominee, Walter M. Schenker (the “Nominee”) to serve until the 2014 annual meeting of shareholders (the “2014 Annual Meeting”) and until his successor is duly elected and qualified;

3.          In the event that Proposal 1 is not approved, to elect GAMCO’s Nominee, Walter M. Schenker, to serve as a Class II director on the Board in opposition to one of the Company’s incumbent directors;

4.          To approve the Company’s Amended and Restated 2008 Equity Incentive Plan (the “Equity Incentive Plan”);

5.          To approve the material terms of the performance goals under the Equity Incentive Plan;

6.          To approve executive compensation on an advisory basis (the “Say-on-Pay Proposal”); and

7.          To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

As of the date hereof, GAMCO and its affiliates collectively own 2,776,809 shares of Common Stock, constituting approximately 10.17% of the outstanding shares of Common Stock.  We intend to vote such shares of Common Stock FOR the approval of the amendment to the Articles of Incorporation of Superior Industries to declassify the Board, FOR the election of the Nominee, FOR the approval of the Equity Incentive Plan, FOR the approval of the material terms of the performance goals under the Equity Incentive Plan, and AGAINST the approval of the Say-on-Pay Proposal, as described herein.

The Company has set the close of business on March 18, 2013 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 7800 Woodley Avenue, Van Nuys, California 91406.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 27,317,363 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY GAMCO AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH GAMCO IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

GAMCO URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at
[_______________________]

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  GAMCO urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominee.

•           If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to GAMCO in the enclosed postage-paid envelope today.

•           If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•           Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominee only on our BLUE proxy card.  So please make certain that the latest dated proxy card you return is the BLUE proxy card.

GAMCO ASSET MANAGEMENT INC. ONE CORPORATE CENTER RYE, NEW YORK 10580 (800) 422-3554

Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation.

•           GAMCO has been a major shareholder of the Common Stock of Superior Industries on behalf of our clients for many years. GAMCO and certain of its affiliates initially filed a Schedule 13D with respect to their ownership of securities of the Company on May 25, 2011.

•           On November 30, 2012, GAMCO delivered a letter to the Company advising it of its intention to nominate one or more individuals for election as director of the Company at the Annual Meeting.

•           On January 16, 2013, GAMCO delivered a nomination letter to the Company, in accordance with the requirements of the Company’s Restated Bylaws (the “Bylaws”) with respect to its nomination of Mr. Schenker for election as director of the Company at the Annual Meeting.

•           On January 31, 2013 the Nominating and Corporate Governance Committee of the Board, as well as the Chairman of the Board, Steven J. Borick, conducted in-person interviews of Mr. Schenker at the Company’s headquarters. Following the interviews, Mr. Borick informed GAMCO that the Board had determined not to nominate Mr. Schenker on its slate and in response GAMCO informed the Company that it intends to proceed with the nomination of Mr. Schenker.

•          On March 11, 2013, Mr. Schenker was contacted by Margaret Dano, the Company’s Lead Director, who informed him that Mr. Schenker will not be a Board-recommended nominee. Mr. Schenker was also informed that the Board planned to reduce its size.

REASONS FOR THE SOLICITATION

We believe that change is needed on the Board of Superior Industries.  Therefore, we are soliciting your support to elect our Nominee at the Annual Meeting, who we believe would bring significant and relevant experience, new insight and fresh perspective to the Board.

We believe the Company is Significantly Underperforming

GAMCO is concerned about Superior Industries’ significant underperformance as evidenced by decreases in a wide range of financial metrics.  In its most recent Annual Report on Form 10-K, Superior Industries reported that consolidated gross profit decreased $6.5 million in 2012 to $60.6 million compared to $67.1 million in 2011.  Revenues in the quarter fell 3% to $210 million due to flat sales volume and a reduction in average selling price due to lower aluminum prices.  Net sales in 2012 decreased $0.7 million to $821.5 million from $822.2 million in 2011.

We believe that at this critical time fresh perspective is required in the boardroom.  We are confident that the addition of a securities analyst with a thirty year background in the original equipment segment of the automotive parts industry complete with an understanding on enhancing shareholder value can benefit the Company and all its shareholders.

If elected at the Annual Meeting, our Nominee will, subject to his fiduciary duties as a director, endeavor to work with the other members of the Board to review the Company’s operating business and identify opportunities to address the Company’s underperformance.  However, since the Nominee would be only one member of the Board if elected, there can be no assurance that any actions or changes proposed by the Nominee will be adopted or supported by the Board.  It is our hope, however, that if shareholders vote to elect our Nominee at the Annual Meeting, then the Board will give serious consideration to any ideas, plans or proposals for enhancing shareholder value that the Nominee may recommend to the full Board.

OUR NOMINEE HAS THE EXPERIENCE, QUALIFICATIONS AND OBJECTIVITY NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR SHAREHOLDERS

As one of the largest shareholders of Superior Industries, we have heightened concerns that the Board lacks the objectivity and commitment necessary to act in the best interests of shareholders.  We have identified a highly qualified, independent director who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company.  Further, we believe Superior Industries’ continued underperformance and undervaluation warrant the addition of a direct shareholder representative on the Board to ensure that all decisions are made with the best interests of all shareholders as the primary objective.

Walter M. Schenker.  Mr. Schenker has extensive investment expertise built over more than 40 years of experience in the investment business.  Mr. Schenker brings deep knowledge of many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions and investor relations.  Further, Mr. Schenker has followed the automotive parts industry since the mid-1970’s and is the author of significant published research on the industry.  GAMCO believes that Mr. Schenker will be an invaluable addition to the Board that will help improve effective oversight of the Company and strengthen the Board’s focus on enhancing shareholder value.

PROPOSAL NO. 1

APPROVAL OF AMENDMENT TO ARTICLES OF INCORPORATION TO DECLASSIFY THE BOARD AND PROVIDE FOR THE ANNUAL ELECTION OF THE BOARD

As discussed in further detail in the Company’s proxy statement, on the recommendation of the Nominating and Corporate Governance Committee, the Board has approved and recommends that the shareholders adopt an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) to eliminate the classification of the Board over a two-year period and provide for the annual election of all directors beginning with the 2015 annual meeting of shareholders.  As more fully described in the Company’s proxy statement, if shareholders approve Proposal 1, at the Annual Meeting then at all annual meetings thereafter, directors whose terms are expiring at such meetings will be subject to election for a one-year term expiring at the next annual meeting. As a result, directors whose terms expire in 2014 and 2015 will first be elected for one-year terms beginning in those respective years and beginning with the 2015 annual meeting of shareholders, all directors will stand for election at each annual meeting for one-year terms. The phase-in of annual elections is designed to comply with California law by allowing all of the sitting directors to complete the original term of office that the shareholders had elected the directors to serve.

According to the Company’s proxy statement, the Board has resolved that if the shareholders approve Proposal 1, then immediately upon its taking effect, the size of the Board will be reduced from nine (9) members to seven (7) members by eliminating two directorships from Class II for which the term would otherwise expire at the Annual Meeting. In this instance, one director from Class II will be elected at the Annual Meeting to serve for a one-year term expiring at the 2014 Annual Meeting.

In addition, the Company’s proxy statement indicates that the Company has made certain additional changes to the Articles of Incorporation that do not impact the substantive meaning of the respective provisions to: (1) correct the Company’s legal name and (2) correct an administrative error in the copy of the Articles of Incorporation on file with the Secretary of State of the State of California.

WE RECOMMEND A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION TO DECLASSIFY THE BOARD AND PROVIDE FOR THE ANNUAL ELECTION OF THE BOARD AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSALS NO. 2 AND 3

ELECTION OF DIRECTORS

There are currently nine directorships on the Board evenly divided in three classes with terms expiring every three years.  On April 15, 2013, the Company announced the appointment of Kerry A. Shiba to the Board to fill a previously existing vacancy in Class III with a term expiring at the 2014 Annual Meeting. As more fully described above, the Company is asking shareholders to approve an amendment and restatement of the Company’s Articles of Incorporation to permit the declassification of the Board and the annual election of directors.  If such amendment is approved the Board will be reduced from nine to seven members and one director will be up for election at the Annual Meeting to serve for a one-year term.  If such amendment is not approved, then the size of the Board will remain at nine members and three Class II directors will be up for election at the Annual Meeting to serve for a term expiring at the 2016 annual meeting of shareholders.

We are seeking your support at the Annual Meeting to elect our Nominee in opposition to one of the Company’s incumbent directors.  Your vote to elect the Nominee will have the legal effect of replacing this incumbent director with the Nominee.  If Proposal 1 is approved, Mr. Schenker, if elected, will serve until the 2014 Annual Meeting.  If Proposal 1 is not approved, Mr. Schenker, if elected, will serve as a Class II director on the Board with a term expiring at the 2016 annual meeting of shareholders.  If elected, the Nominee will represent a minority of the members of the Board, and therefore it is not guaranteed that he can implement the actions that he believes are necessary to enhance shareholder value.

THE NOMINEE

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominee.  The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominee should serve as director of the Company is set forth above in the section entitled “Reasons for the Solicitation.”  This information has been furnished to us by the Nominee.  The Nominee is a citizen of the United States of America.

Walter M. Schenker, age 66, is the sole Principal of MAZ Capital Advisors, LLC.

Mr. Schenker has worked in the investment business for over 40 years.  Since the mid-1970’s, Mr. Schenker has followed the automotive parts industry, and in the 1970’s and 1980’s published significant research on the industry and was quoted in major publications.

During the 1970’s and 1980’s, Mr. Schenker was employed with a number of leading brokerage/investment banks as well as money management firms, including Lehman Brothers, Drexel Burham Lambert, Steinhardt Partners, Bear Stearns, Gabelli & Company, Inc., and Glickenhaus & Company.

In 1999, Mr. Schenker co-founded Titan Capital Management, LLC, a registered investment advisor and hedge fund.  In 2007, Titan Capital Management, LLC, TCMP3 Partners, L.P., its general partner, TCMP3 Capital, LLC, its investment manager, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as “PIPEs” (Private Investment in Public Equity), without admitting or denying the allegations.  In June 2010, after the retirement of his partner, Mr. Schenker founded MAZ Capital Advisors, LLC. MAZ Capital Advisors, LLC manages a hedge fund which largely invests on a long term basis in small and mid-cap companies. The fund performs extensive research and often takes significant positions in portfolio companies. This process often includes developing a close relationship with a company’s management.

In the course of his career, Mr. Schenker has worked with public and private companies to advise and assist with raising capital.  Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues.

The principal business address of Mr. Schenker is 1130 Route 46, Suite 22, Parsippany, NJ, 07054.

As of the date hereof, Mr. Schenker directly owns 10,000 shares of Common Stock in his personal IRA account, which makes him by far the largest personal owner of Common Stock of all outside directors. For information regarding purchases and sales of securities of the Company during the past two years by Mr. Schenker, see Schedule I.

There are no arrangements or understandings between GAMCO or any of its affiliates of clients and the Nominee or any other person or persons pursuant to which the nomination of the Nominee described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  The Nominee is not a party adverse to the Company or any of its subsidiaries nor does he have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The  Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition, including Rule 5605(a)(2) and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominee will be unable to stand for election, but, in the event the Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of GAMCO that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEE ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL NO. 4

APPROVAL OF THE AMENDED AND RESTATED 2008 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, on March 22, 2013, the Board approved an amendment and restatement of Superior Industries’ 2008 Equity Incentive Plan (the “Equity Plan”) consisting of two categories of amendments, certain “Housekeeping Amendments” that do not require approval of the Company’s shareholders and a “Contingent Amendment,” which the Board is proposing for shareholder approval at the Annual Meeting.  According to the Company’s proxy statement, the Contingent Amendment seeks to increase the limit on shares (from the existing plan share reserve) that may be issued in the form of “full-value awards,” which includes restricted stock, RSUs and performance awards other than options or stock appreciation rights, or “SARs.” The Company proposes to increase the limit on full-value awards from 100,000 shares to 600,000 shares, which represents about 26% of the overall plan reserve of 3,500,000 shares.

WE RECOMMEND A VOTE “FOR” THE APPROVAL OF THE AMENDED AND RESTATED 2008 EQUITY INCENTIVE PLAN AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

APPROVAL OF THE MATERIAL TERMS OF PERFORMANCE GOALS UNDER THE EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board is requesting that shareholders approve the material terms of the performance goals under the Equity Plan, to enable the Company to continue to have a shareholder-approved arrangement under which certain compensation awarded to senior officers under the Equity Plan may qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code (the “Code”).  According to the Company’s proxy statement, if Proposal 5 is approved but Proposal 4 to amend and restate the Equity Plan is not approved, the existing Equity Plan, as amended only by the Housekeeping Amendments (plus the performance goals approved in this Proposal 5), will continue until May 30, 2018, after which no further awards may be made under the Equity Plan. If Proposal 5 is not approved, performance awards may still be granted under the Equity Plan until May 30, 2018, but certain awards to executive officers made after May 17, 2013 will not be eligible for the performance-based compensation exemption from Section 162(m) of the Code.

WE RECOMMEND A VOTE “FOR” THE APPROVAL OF THE MATERIAL TERMS OF PERFORMANCE GOALS UNDER THE EQUITY INCENTIVE PLAN AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 6

APPROVAL OF ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking shareholders to vote for the following resolution:

“Resolved, that shareholders approve the compensation of the Company’s Named Executive Officers, as discussed and disclosed in the Compensation Discussion and Analysis, the executive compensation tables, and any narrative executive compensation disclosure contained in this proxy statement.”

According to the Company’s proxy statement, the say-on-pay vote is advisory only and not binding on the Company, the Compensation Committee of the Board or the Board.

WE RECOMMEND A VOTE “AGAINST” THE APPROVAL OF THE NON-BINDING RESOLUTION REGARDING EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, GAMCO believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the approval of the amendment to the Articles of Incorporation of Superior Industries to declassify the Board, FOR the election of the Nominee, FOR the approval of the Equity Incentive Plan, FOR the approval of the material terms of the performance goals under the Equity Incentive Plan, and AGAINST the approval of the Say-on-Pay Proposal, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the Company is asking shareholders to approve an amendment to the Articles of Incorporation to permit the declassification of the Board and the annual election of directors.  If such amendment is approved by the shareholders, the Board will be reduced from nine to seven members and one director will be up for election at the Annual Meeting.  If such amendment is not approved by the shareholders, then three directors will be up for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect our Nominee.  To the extent that three directors are up for election at the Annual Meeting, shareholders who vote on the enclosed BLUE proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than Sheldon I. Ausman.  Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules we are required either to solicit proxies only for our Nominee, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominee while also allowing shareholders to vote for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our Nominee to also vote for certain of the Company’s nominees.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominee is elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 13,658,682 shares of Common Stock, which represents a majority of the 27,317,363 shares of Common Stock outstanding as of the Record Date and entitled to vote, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under current NYSE rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals that are put to a vote at the Annual Meeting.

If you are a shareholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the matters to be presented at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will not count for purposes of attaining a quorum.

VOTES REQUIRED FOR APPROVAL

Amendment of the Articles of Incorporation ─ According to the Company’s proxy statement, the affirmative vote of at least eighty percent (80%) of the voting power of all the outstanding shares of Common Stock shall be required to approve this proposal. Abstentions and broker non-votes will effectively represent votes against this proposal.

Election of Directors ─ According to the Company’s proxy statement, if Proposal 1 is approved, the one person who receives the largest number of “yes” votes will be elected as a director. If Proposal 1 is not approved, the three people receiving the largest number of “yes” votes will be elected as Class II directors. Under California law, since there is no particular percentage of either the outstanding shares or the shares represented at the meeting required to elect a director. With respect to the election of directors, neither an abstention nor a broker non-vote will count as a vote cast “for” or “against” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals ─ According to the Company’s proxy statement, the affirmative vote of a majority of shares of Common Stock represented and voting at the Annual Meeting at which a quorum is present, together with the affirmative vote of at least a majority of the required quorum, shall be required to approve this proposal. Shares of Common Stock that are voted “FOR,” “AGAINST” or “ABSTAIN” on the proposal are treated as being present at the Annual Meeting for purposes of establishing the quorum, but only shares of Common Stock voted “FOR” or “AGAINST” are treated as shares of Common Stock “represented and voting” at the Annual Meeting with respect to the proposal. Accordingly, abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. However, abstentions and broker non-votes will not be counted for purposes of determining the number of shares “represented and voting” with respect to the proposal.  If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with GAMCO’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered to GAMCO at the address set forth on the back cover of this Proxy Statement or to the Company at 7800 Woodley Avenue, Van Nuys, California 91406 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to GAMCO at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, we may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominee.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEE TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by GAMCO.  It is anticipated that the Participants and certain staff members of GAMCO will participate in the solicitation of proxies in support of our Nominee set forth in this Proxy Statement. Such staff members will receive no additional consideration if they assist in the solicitation of proxies. Solicitations of proxies may be made in person, by telephone, by email, through the internet, by mail and by facsimile.  Although no precise estimate can be made at the present time, it is estimated that the total expenditures in furtherance of, or in connection with, the solicitation of shareholders will not exceed $25,000, of which approximately $10,000 has been incurred to date.

Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by GAMCO.  To the extent legally permissible, GAMCO will seek reimbursement from the Company for those expenses if any of our Nominees is elected.  GAMCO does not currently intend to submit the question of such reimbursement to a vote of the shareholders.

ADDITIONAL PARTICIPANT INFORMATION

The Nominee, GAMCO and Mr. Gabelli are participants in this solicitation.  The principal business of GAMCO, a New York corporation, is acting as an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.  GAMCO is an investment adviser registered under the Advisers Act.  Mr. Gabelli is the controlling shareholder, Chief Executive Officer and a director of GGCP, Inc. and Chairman and Chief Executive Officer of GAMCO Investors, Inc.  Mr. Gabelli is also a member of GGCP Holdings LLC and the controlling shareholder of Teton Advisors, Inc.

The address of the principal office of each of GAMCO and Mr. Gabelli is One Corporate Center, Rye, New York 10580.

As of the date hereof, GAMCO beneficially owns 1,790,496 shares of Common Stock.  GAMCO has dispositive power with respect to all of these shares of Common Stock, and has voting power with respect to 1,609,496 shares of Common Stock.  As of the date hereof, GAMCO’s affiliates beneficially own an additional 986,313 shares of Common Stock.  By virtue of his respective position with each of GAMCO and its affiliates, Mr. Gabelli may be deemed to be the beneficial owner of all of the shares of Common Stock held by GAMCO and its affiliates.  As of the date hereof, GAMCO, its affiliates and Mr. Gabelli own an aggregate of 2,776,809 shares of Common Stock.

The shares of Common Stock beneficially owned by each of GAMCO and its affiliates were purchased with funds that were provided through the accounts of certain investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts). For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company (for exceptions, please refer to the cover letter and pages 1 and 15 of this Proxy Statement); (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially (for exceptions, please refer to the cover letter and pages 1 and 15 of this Proxy Statement); (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years (for exceptions, please refer to Schedule I of this Proxy Statement); (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities (for exceptions, please refer to page 16 of this Proxy Statement); (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company (for exceptions, please refer to the cover letter and pages 1 and 15 of this Proxy Statement); (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to the Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

GAMCO is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which GAMCO is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2014 Annual Meeting, in order to be included in the Company’s proxy statement and the form of proxy for the 2014 Annual Meeting, must be made by a qualified shareholder and must be mailed by certified mail return receipt requested to the Company’s Corporate Secretary at Superior Industries International, Inc., 7800 Woodley Avenue, Van Nuys, California 91406 and must be received by the Company’s Corporate Secretary on or before December 9, 2013.

Under the Bylaws of the Company, a shareholder may directly nominate a candidate for election as a director of the Company with respect to an election to be held at an annual meeting of shareholders only if written notice of such intention is delivered to the Corporate Secretary either by personal delivery or by United States mail, postage prepaid, not later than 120 days in advance of such annual meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2014 Annual Meeting is based on information contained in the Company’s proxy statement and organizational documents filed by the Company with the SEC.  The incorporation of this information in this proxy statement should not be construed as an admission by GAMCO that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

GAMCO ASSET MANAGEMENT INC.

__________, 2013

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Purchase/ Sale	Date of Purchase / Sale	Shares of Common Stock Purchased / Sold

GAMCO ASSET MANAGEMENT INC.

Purchase	04/11/11	500
Purchase	04/11/11	500
Purchase	04/12/11	500
Purchase	04/14/11	3,000
Purchase	04/14/11	3,000
Purchase	04/15/11	14,000
Purchase	04/20/11	1,000
Purchase	04/21/11	1,000
Purchase	04/21/11	500
Purchase	04/26/11	500
Purchase	05/06/11	1,500
Purchase	05/06/11	2,000
Purchase	05/06/11	500
Purchase	05/06/11	500
Purchase	05/06/11	5,800
Purchase	05/09/11	4,200
Purchase	05/09/11	1,000
Purchase	05/09/11	1,500
Purchase	05/10/11	5,000
Purchase	05/10/11	4,000
Purchase	05/10/11	300
Purchase	05/11/11	14,700
Purchase	05/12/11	3,000
Purchase	05/12/11	2,000
Purchase	05/16/11	1,000
Purchase	05/17/11	1,000
Purchase	05/17/11	7,935
Purchase	05/20/11	5,000
Purchase	05/20/11	5,000
Purchase	05/23/11	3,000
Purchase	05/24/11	600
Purchase	05/25/11	3,000
Purchase	05/26/11	2,500
Purchase	05/27/11	4,000
Purchase	05/31/11	22,000
Purchase	05/31/11	1,500
Purchase	06/08/11	1,800
Purchase	06/13/11	3,000
Purchase	06/15/11	1,200
Purchase	06/15/11	500
Purchase	06/15/11	200

Purchase	06/15/11	1,100
Purchase	06/16/11	1,000
Purchase	06/16/11	3,000
Purchase	06/20/11	1,000
Purchase	06/29/11	10,000
Purchase	07/01/11	300
Sale	07/06/11	500
Purchase	07/07/11	2,000
Purchase	07/07/11	500
Purchase	07/07/11	700
Purchase	07/08/11	500
Purchase	07/12/11	3,200
Purchase	07/13/11	1,000
Sale	07/21/11	11,500
Sale	07/21/11	11,500
Purchase	08/08/11	1,000
Purchase	08/08/11	1,000
Purchase	08/08/11	1,000
Purchase	08/08/11	500
Purchase	08/08/11	500
Purchase	08/08/11	200
Purchase	08/08/11	2,000
Purchase	08/08/11	1,000
Purchase	08/08/11	300
Purchase	08/08/11	5,000
Purchase	08/08/11	500
Purchase	08/09/11	1,000
Purchase	08/09/11	1,000
Purchase	08/09/11	7,000
Purchase	08/09/11	9,000
Purchase	08/12/11	500
Purchase	08/15/11	3,000
Purchase	08/15/11	700
Purchase	08/15/11	100
Purchase	08/15/11	200
Purchase	08/15/11	1,800
Purchase	08/15/11	1,200
Purchase	08/15/11	400
Purchase	08/15/11	100
Purchase	08/22/11	500
Purchase	08/22/11	3,000
Purchase	08/22/11	2,000
Purchase	08/22/11	600
Purchase	08/22/11	200
Purchase	08/22/11	200
Purchase	08/22/11	200
Purchase	08/22/11	400
Purchase	08/22/11	100
Purchase	08/24/11	3,000
Purchase	08/24/11	3,000

Purchase	08/24/11	500
Purchase	08/26/11	2,000
Purchase	08/26/11	3,000
Purchase	08/26/11	4,000
Purchase	08/26/11	500
Purchase	08/29/11	2,000
Purchase	08/30/11	3,000
Purchase	08/30/11	2,000
Purchase	08/31/11	200
Purchase	08/31/11	400
Purchase	09/01/11	3,000
Purchase	09/15/11	4,500
Purchase	09/15/11	500
Purchase	09/15/11	1,000
Purchase	09/16/11	3,000
Purchase	09/16/11	300
Purchase	09/22/11	300
Purchase	09/23/11	400
Purchase	09/27/11	500
Purchase	10/03/11	1,000
Sale	10/10/11	800
Sale	10/12/11	3,000
Sale	10/12/11	1,000
Sale	10/12/11	700
Sale	10/24/11	1,100
Purchase	10/28/11	500
Purchase	10/28/11	500
Purchase	10/28/11	2,000
Purchase	10/28/11	500
Purchase	11/01/11	4,000
Purchase	11/01/11	1,000
Sale	11/04/11	500
Purchase	11/10/11	1,000
Sale	11/11/11	500
Sale	11/14/11	900
Sale	11/14/11	500
Sale	11/16/11	500
Sale	11/22/11	500
Sale	11/22/11	500
Sale	11/29/11	500
Sale	11/29/11	500
Sale	11/30/11	1,000
Sale	11/30/11	1,500
Sale	12/05/11	200
Sale	12/07/11	500
Sale	12/08/11	1,000
Purchase	12/08/11	1,000
Sale	12/23/11	1,600
Sale	01/03/12	500

Sale	01/06/12	500
Sale	01/10/12	500
Sale	01/11/12	500
Sale	01/12/12	500
Sale	01/13/12	1,000
Sale	01/19/12	1,000
Purchase	01/20/12	5,000
Sale	01/27/12	500
Purchase	01/27/12	200
Purchase	01/30/12	3,000
Purchase	01/30/12	11,000
Purchase	01/30/12	1,500
Purchase	01/30/12	3,000
Purchase	01/31/12	3,000
Purchase	01/31/12	3,000
Purchase	01/31/12	5,501
Sale	02/02/12	4,000
Purchase	02/02/12	2,000
Purchase	02/06/12	3,000
Purchase	02/07/12	1,000
Purchase	02/07/12	3,000
Purchase	02/09/12	4,499
Purchase	02/10/12	1,000
Purchase	02/14/12	1,000
Purchase	02/14/12	2,000
Purchase	02/14/12	300
Purchase	02/14/12	1,000
Purchase	02/14/12	300
Purchase	02/14/12	1,000
Purchase	02/14/12	8,000
Purchase	02/14/12	1,000
Purchase	02/15/12	300
Purchase	02/16/12	3,200
Purchase	02/16/12	1,800
Purchase	02/16/12	1,500
Purchase	02/21/12	1,000
Purchase	02/21/12	1,500
Purchase	02/21/12	500
Purchase	02/21/12	3,000
Purchase	02/22/12	500
Purchase	02/23/12	2,000
Purchase	02/24/12	500
Purchase	02/24/12	500
Purchase	02/27/12	4,000
Purchase	02/27/12	1,000
Purchase	02/27/12	3,000
Purchase	02/27/12	3,000
Purchase	02/28/12	1,000
Purchase	02/28/12	3,300
Purchase	02/28/12	1,700
Purchase	02/28/12	1,000

Purchase	02/29/12	1,000
Purchase	02/29/12	3,000
Purchase	03/01/12	3,000
Purchase	03/02/12	1,900
Purchase	03/02/12	1,100
Purchase	03/02/12	3,000
Purchase	03/02/12	6,000
Purchase	03/06/12	3,000
Purchase	03/07/12	1,000
Purchase	03/12/12	84,100
Purchase	03/12/12	1,500
Purchase	03/12/12	900
Purchase	03/12/12	300
Purchase	03/12/12	5,000
Purchase	03/12/12	500
Purchase	03/12/12	3,000
Purchase	03/12/12	800
Purchase	03/12/12	1,900
Purchase	03/12/12	1,100
Purchase	03/12/12	1,500
Purchase	03/12/12	500
Purchase	03/12/12	300
Purchase	03/12/12	2,000
Purchase	03/12/12	3,000
Purchase	03/13/12	5,000
Purchase	03/15/12	10,000
Purchase	03/15/12	1,000
Purchase	03/15/12	1,000
Purchase	03/15/12	400
Purchase	03/15/12	3,000
Purchase	03/19/12	400
Purchase	03/19/12	5,000
Purchase	03/19/12	400
Purchase	03/20/12	8,000
Purchase	03/20/12	10,000
Purchase	03/20/12	15,000
Purchase	03/22/12	5,000
Purchase	03/22/12	15,000
Purchase	03/23/12	3,000
Purchase	03/27/12	1,000
Purchase	03/28/12	2,000
Purchase	04/02/12	15,000
Purchase	04/04/12	1,000
Purchase	04/09/12	6,000
Purchase	04/10/12	8,311
Purchase	04/13/12	3,000
Purchase	04/13/12	2,100
Purchase	04/13/12	500
Purchase	04/13/12	400
Purchase	04/16/12	3,000

Purchase	04/17/12	7,000
Purchase	04/19/12	159
Purchase	04/20/12	1,000
Purchase	04/20/12	4,000
Purchase	04/23/12	5,000
Purchase	04/23/12	1,530
Purchase	04/27/12	2,000
Purchase	04/30/12	500
Purchase	04/30/12	300
Purchase	04/30/12	200
Purchase	04/30/12	500
Purchase	04/30/12	1,000
Purchase	04/30/12	1,000
Purchase	04/30/12	800
Purchase	04/30/12	500
Purchase	04/30/12	1,000
Purchase	04/30/12	200
Purchase	05/07/12	15,000
Purchase	05/11/12	1,000
Purchase	05/11/12	1,400
Purchase	05/11/12	2,100
Purchase	05/11/12	500
Sale	05/14/12	1,000
Purchase	05/17/12	2,300
Purchase	05/17/12	400
Purchase	05/17/12	300
Purchase	05/18/12	3,000
Purchase	05/18/12	500
Purchase	05/18/12	4,000
Purchase	05/18/12	600
Purchase	05/18/12	2,000
Purchase	05/18/12	200
Purchase	05/18/12	1,000
Purchase	05/18/12	3,000
Purchase	05/21/12	3,000
Purchase	05/21/12	1,000
Purchase	05/21/12	300
Purchase	05/22/12	3,000
Purchase	05/23/12	3,000
Purchase	05/23/12	600
Purchase	05/24/12	500
Purchase	05/29/12	3,000
Purchase	05/30/12	3,000
Purchase	05/30/12	300
Purchase	05/31/12	5,000
Purchase	05/31/12	1,800
Purchase	05/31/12	500
Purchase	05/31/12	2,400
Purchase	05/31/12	700
Purchase	05/31/12	100

Purchase	06/01/12	5,000
Purchase	06/04/12	7,000
Purchase	06/06/12	1,000
Purchase	06/11/12	5,000
Purchase	06/11/12	500
Purchase	06/12/12	1,000
Purchase	06/12/12	500
Purchase	06/13/12	3,000
Purchase	06/13/12	3,000
Purchase	06/13/12	1,000
Purchase	06/15/12	2,000
Purchase	06/15/12	3,000
Purchase	06/15/12	1,000
Purchase	06/15/12	1,500
Purchase	06/15/12	1,000
Purchase	06/15/12	1,100
Sale	06/15/12	1,300
Purchase	06/15/12	3,000
Purchase	06/15/12	1,500
Purchase	06/15/12	400
Purchase	06/18/12	3,000
Purchase	06/18/12	2,000
Purchase	06/18/12	2,800
Purchase	06/18/12	2,200
Purchase	06/19/12	3,000
Purchase	06/19/12	1,000
Sale	06/21/12	700
Purchase	06/21/12	500
Purchase	06/21/12	1,000
Purchase	06/22/12	12,000
Sale	06/22/12	500
Purchase	06/26/12	2,500
Sale	06/26/12	500
Purchase	06/26/12	1,000
Sale	06/26/12	1,000
Purchase	06/26/12	1,000
Purchase	06/26/12	3,500
Purchase	06/26/12	900
Purchase	06/26/12	100
Purchase	06/26/12	500
Purchase	06/27/12	1,000
Purchase	06/27/12	500
Purchase	06/29/12	3,000
Purchase	06/29/12	1,000
Purchase	07/02/12	900
Purchase	07/05/12	3,000
Purchase	07/05/12	500
Purchase	07/06/12	2,500
Purchase	07/06/12	2,000
Purchase	07/11/12	1,000

Purchase	07/12/12	1,000
Purchase	07/12/12	1,000
Purchase	07/12/12	3,000
Purchase	07/13/12	700
Purchase	07/13/12	1,000
Purchase	07/16/12	3,000
Purchase	07/16/12	200
Purchase	07/19/12	1,000
Purchase	07/20/12	4,000
Sale	07/20/12	3,000
Purchase	07/23/12	1,000
Purchase	07/24/12	400
Purchase	07/30/12	1,000
Purchase	08/02/12	1,000
Purchase	08/06/12	3,100
Purchase	08/10/12	500
Purchase	08/10/12	500
Purchase	08/14/12	700
Purchase	08/14/12	700
Purchase	08/15/12	100
Purchase	08/17/12	4,000
Purchase	08/17/12	4,000
Purchase	08/21/12	500
Sale	08/21/12	3,000
Purchase	08/21/12	900
Purchase	08/22/12	3,063
Purchase	08/23/12	3,000
Sale	08/23/12	4,000
Purchase	08/24/12	3,000
Purchase	08/24/12	801
Purchase	08/31/12	2,000
Sale	09/04/12	1,500
Purchase	09/04/12	4,000
Purchase	09/04/12	3,000
Purchase	09/05/12	1,000
Purchase	09/05/12	3,000
Purchase	09/07/12	1,300
Purchase	09/07/12	500
Purchase	09/12/12	4,000
Purchase	09/12/12	1,199
Sale	09/19/12	4,000
Purchase	09/19/12	1,000
Purchase	09/19/12	3,000
Purchase	09/20/12	1,296
Purchase	09/20/12	1,000
Purchase	09/21/12	904
Purchase	09/21/12	800
Purchase	09/21/12	300
Purchase	09/21/12	500
Purchase	09/21/12	500

Purchase	10/03/12	1,000
Purchase	10/04/12	1,000
Sale	10/10/12	3,000
Purchase	10/15/12	1,000
Sale	10/31/12	1,000
Purchase	11/01/12	9,692
Purchase	11/01/12	1,000
Purchase	11/01/12	1,000
Purchase	11/01/12	800
Purchase	11/01/12	1,000
Purchase	11/01/12	300
Purchase	11/01/12	400
Purchase	11/01/12	1,000
Purchase	11/01/12	1,000
Purchase	11/02/12	500
Purchase	11/02/12	400
Purchase	11/02/12	300
Purchase	11/02/12	300
Purchase	11/02/12	400
Purchase	11/02/12	300
Purchase	11/02/12	300
Purchase	11/02/12	500
Purchase	11/02/12	408
Purchase	11/02/12	10,000
Purchase	11/05/12	3,000
Purchase	11/06/12	2,800
Purchase	11/06/12	2,200
Purchase	11/06/12	12,000
Purchase	11/07/12	500
Purchase	11/07/12	400
Purchase	11/07/12	4,000
Purchase	11/07/12	84
Purchase	11/07/12	400
Purchase	11/07/12	600
Purchase	11/07/12	400
Purchase	11/07/12	2,000
Purchase	11/08/12	5,000
Purchase	11/08/12	416
Purchase	11/08/12	1,000
Purchase	11/08/12	1,000
Purchase	11/08/12	1,000
Purchase	11/09/12	1,000
Purchase	11/09/12	1,500
Purchase	11/09/12	300
Purchase	11/09/12	200
Purchase	11/09/12	300
Purchase	11/09/12	200
Purchase	11/09/12	1,457
Purchase	11/12/12	500
Purchase	11/12/12	200

Purchase	11/12/12	500
Purchase	11/12/12	400
Purchase	11/12/12	1,000
Purchase	11/12/12	1,379
Purchase	11/12/12	1,500
Purchase	11/12/12	400
Purchase	11/12/12	2,700
Purchase	11/12/12	1,500
Purchase	11/12/12	543
Purchase	11/12/12	2,500
Purchase	11/12/12	500
Purchase	11/12/12	1,000
Purchase	11/12/12	1,500
Purchase	11/12/12	2,500
Purchase	11/12/12	300
Purchase	11/12/12	300
Purchase	11/12/12	300
Purchase	11/13/12	500
Purchase	11/13/12	900
Purchase	11/13/12	1,621
Purchase	11/13/12	2,300
Purchase	11/13/12	500
Purchase	11/14/12	2,100
Purchase	11/14/12	2,420
Purchase	11/14/12	1,000
Purchase	11/14/12	1,500
Purchase	11/14/12	3,000
Purchase	11/14/12	200
Purchase	11/15/12	400
Purchase	11/16/12	2,033
Purchase	11/16/12	2,500
Purchase	11/16/12	203
Purchase	11/16/12	500
Purchase	11/16/12	500
Purchase	11/19/12	1,000
Purchase	11/19/12	800
Purchase	11/19/12	2,798
Purchase	11/19/12	50
Purchase	11/19/12	150
Purchase	11/19/12	2,000
Purchase	11/20/12	200
Purchase	11/20/12	200
Purchase	11/20/12	100
Purchase	11/20/12	100
Purchase	11/20/12	200
Purchase	11/20/12	100
Purchase	11/20/12	100
Purchase	11/20/12	200
Purchase	11/21/12	2,749
Purchase	11/26/12	200
Purchase	11/26/12	1,400

Purchase	11/26/12	5,600
Purchase	11/26/12	2,000
Purchase	11/26/12	600
Purchase	11/27/12	800
Purchase	11/27/12	6,472
Sale	11/28/12	4,000
Purchase	11/28/12	2,928
Purchase	12/14/12	5,300
Purchase	12/14/12	1,200
Purchase	12/21/12	5,600
Purchase	12/21/12	4,400
Purchase	12/24/12	15,000
Purchase	12/24/12	2,900
Purchase	12/24/12	600
Purchase	12/24/12	500
Purchase	12/27/12	4,000
Sale	01/02/13	1,000
Sale	01/03/13	600
Purchase	01/03/13	5,000
Purchase	01/03/13	8,397
Sale	01/04/13	4,000
Purchase	01/15/13	400
Purchase	01/15/13	2,000
Purchase	01/15/13	700
Purchase	01/15/13	200
Purchase	01/15/13	100
Purchase	01/16/13	2,200
Purchase	01/16/13	400
Purchase	01/16/13	400
Purchase	01/17/13	600
Purchase	01/17/13	1,300
Purchase	01/18/13	1,000
Sale	01/22/13	500
Purchase	01/24/13	374
Purchase	01/24/13	926
Sale	01/25/13	500
Sale	01/25/13	500
Purchase	02/06/13	1,800
Purchase	02/06/13	1,000
Purchase	02/07/13	600
Sale	02/19/13	400
Purchase	02/19/13	1,296
Sale	02/20/13	4,000
Purchase	02/26/13	100
Purchase	02/26/13	100
Purchase	03/01/13	1,700
Purchase	03/01/13	2,000
Purchase	03/01/13	1,500
Purchase	03/05/13	5,000

Purchase	03/06/13	45,148
Purchase	03/06/13	300
Sale	03/07/13	500
Purchase	03/07/13	1,802
Purchase	03/07/13	3,000
Purchase	03/07/13	2,000
Purchase	03/08/13	4,000
Purchase	03/08/13	3,000
Purchase	03/08/13	4,000
Purchase	03/08/13	1,000
Purchase	03/08/13	5,000
Purchase	03/11/13	2,000
Purchase	03/11/13	400
Purchase	03/11/13	300
Purchase	03/11/13	300
Purchase	03/12/13	1,000
Purchase	03/13/13	4,000
Purchase	03/14/13	3,050
Sale	03/14/13	200
Purchase	03/18/13	200
Purchase	03/18/13	1,000
Purchase	03/22/13	5,000
Sale	03/26/13	2,800
Purchase	03/27/13	198
Purchase	03/28/13	2,200
Purchase	04/01/13	1,300
Purchase	04/01/13	4,000
Purchase	04/02/13	4,000
Purchase	04/08/13	4,000
Purchase	04/08/13	3,000
Purchase	04/09/13	6,000
Purchase	04/09/13	3,000

WALTER M. SCHENKER

Purchase	04/01/13	10,000

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2013.

The following table sets forth information known to Superior as of March 18, 2013 with respect to beneficial ownership of the Common Stock by each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, by each director, by each of our Named Executive Officers (as defined in the Compensation Discussion and Analysis section of this Proxy Statement) and by all directors and executive officers of Superior as a group:

Name and Address (†) of Beneficial Owner	Amount and Nature of Beneficially Owned		Percent of Class

The Louis L. Borick Foundation	3,032,346	(1)	11.10%
GAMCO Investors, Inc. One Corporate Center Rye, NY 10580	2,472,276	(2)	9.05%
Dimensional Fund Advisors LP Palisades West, Building One Austin, TX 78746	2,275,797	(3)	8.33%
Third Avenue Management LLC 622 Third Avenue, 32nd Floor New York, NY 10017	2,104,456	(4)	7.70%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,834,691	(5)	6.72%
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	1,658,198	(6)	6.07%
Steven J. Borick	5,450,597	(7)(8)	18.98%
Michael J. O'Rourke	168,397	(7)	*
Parveen Kakar	85,000	(7)	*
Robert A. Earnest	59,616	(7)	*
Philip W. Colburn	30,264	(7)	*
Kerry A. Shiba	29,376	(7)	*
Sheldon I. Ausman	29,334	(7)	*
V. Bond Evans	29,334	(7)	*
Michael J. Joyce	27,034	(7)	*
Margaret S. Dano	21,334	(7)	*
Francisco S. Uranga	19,834	(7)	*
Timothy C. McQuay	667	(7)	*

Superior’s Directors and Executive Officers as a Group (21 persons)	6,315,549	(9)	21.37%

†	All persons have the Company’s principal office as their address, except as otherwise indicated.
*	Less than 1%.

(1)
Based on a schedule 13D/A filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2013, The Louis L. Borick Foundation reports shared voting power and shared dispositive power with respect to all 3,032,346 shares.

II-1

(2)
Based on a schedule 13D (Amendment No. 5) filed with the SEC on January 16, 2013, GAMCO Investors, Inc. reports sole voting power with respect to 2,295,276 shares and sole dispositive power with respect to all 2,472,276 shares. According to the filing, the reported shares are held by funds or accounts managed by GAMCO Investors, Inc. and the reported shares may also be deemed beneficially owned by Mr. Mario J. Gabelli by virtue of his control of GAMCO Investors, Inc.

(3)
Based on a Schedule 13G filed with the SEC on February 8, 2013, Dimensional Fund Advisers LP reports sole voting power with respect to 2,238,876 shares and sole dispositive power with respect to all 2,275,797 shares. According to the filing, the reported shares are owned by trust and accounts managed by Dimensional Fund Advisors LP. Dimensional Fund Advisers LP disclaims beneficial ownership with respect to all 2,275,797 shares.

(4)	Based on a Schedule 13G filed with the SEC on February 14, 2013, Third Avenue Management LLC reports sole voting power and sole dispositive power with respect to all 2,104,456 shares.

(5)
Based on a Schedule 13G filed with the SEC on February 4, 2013, BlackRock, Inc. reports sole voting power and sole dispositive power with respect to all 1,834,691 shares. According to the filing, the reported shares are held by BlackRock, Inc. through subsidiaries.

(6)
Based on a Schedule 13G filed with the SEC on February 7, 2013, Heartland Advisors, Inc. reports shared voting power and shared dispositive power with respect to all 1,658,198 shares. According to the filing, the reported shares are held by funds or accounts managed by Heartland Advisors, Inc. and the reported shares may also be deemed beneficially owned by Mr. William J. Nasgovitz by virtue of his control of Heartland Advisors, Inc. Mr. Nasgovitz disclaims all beneficial ownership of all such shares.

(7)
Includes stock options in the amount of 1,405,000 for Mr. Steven Borick, 161,333 for Mr. O'Rourke, 80,000 for Mr. Kakar, 52,750 for Mr. Earnest, 27,000 for Mr. Colburn, 27,000 for Mr. Evans, 27,000 for Mr. Ausman, 24,500 for Mr. Shiba, 22,500 for Mr. Joyce, 17,500 for Ms. Dano, 17,500 for Mr. Uranga, and 0 for Mr. McQuay that are currently exercisable or will become exercisable within 60 days of March 18, 2013.

(8)
Mr. Steven J. Borick is the President and a Director of The Louis L. Borick Foundation (the “Foundation”) and possesses investment and voting power over the 3,032,346 shares of Common Stock owned by the Foundation. Mr. Steven J. Borick is also a trustee of the Nita Borick Management Trust, which owns 800,000 shares of Common Stock. As a result, Mr. Steven J. Borick possesses shared voting and investment power over the shares held by the Nita Borick Management Trust. Mr. Steven J. Borick may be deemed to be a beneficial owner of the securities owned directly by the Nita Borick Management Trust. Mr. Steven J. Borick disclaims beneficial ownership of the securities owned directly by the Nita Borick Management Trust, except to the extent that Mr. Steven J. Borick has a pecuniary interest in such securities.

(9)
Includes 2,231,624 shares of which the directors and executive officers have the right to acquire beneficial ownership through the exercise within 60 days from March 18, 2013 of stock options that have previously been granted.  Other than as disclosed with respect to each individual director or officer, each of the directors and officers has sole investment and voting power over his or her shares.

II-2

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many shares of Common Stock you own, please give GAMCO your proxy FOR the election of the Nominee by taking three steps:

●           SIGNING the enclosed BLUE proxy card,

●           DATING the enclosed BLUE proxy card, and

●           MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact GAMCO at its address below.

GAMCO ASSET MANAGEMENT INC. ONE CORPORATE CENTER RYE, NEW YORK 10580 (800) 422-3554

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 15, 2013

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

2013 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF GAMCO ASSET MANAGEMENT INC.

THE BOARD OF DIRECTORS OF SUPERIOR INDUSTRIES INTERNATIONAL, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints George Maldonado, as attorney and agent with full power of substitution to vote all shares of common stock of Superior Industries International, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Shareholders of the Company scheduled to be held at the Airtel Plaza Hotel, 7277 Valjean Avenue, Van Nuys, California 91406 on Friday, May 17, 2013 at 10:00 A.M. Pacific (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to GAMCO Asset Management Inc. (“GAMCO”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “FOR” PROPOSAL 3, “FOR” PROPOSAL 4, “FOR” PROPOSAL 5 AND “AGAINST” PROPOSAL 6.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with GAMCO’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

GAMCO STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEE LISTED BELOW IN PROPOSALS 2 AND 3.  GAMCO RECOMMENDS A VOTE FOR PROPOSAL 1, FOR PROPOSAL 4, FOR PROPOSAL 5, AND AGAINST PROPOSAL 6.

1. Company’s proposal to approve an amendment to the Articles of Incorporation to declassify the Board of Directors and provide for the annual election of the Board of Directors;

☐ FOR	☐ AGAINST	☐ ABSTAIN

2. In the event that Proposal 1 is approved, to elect one director candidate, GAMCO’s nominee, Walter M. Schenker, to serve as director of the Company until the next annual meeting of shareholders.

	FOR ALL NOMINEE	WITHHOLD AUTHORITY	FOR ALL EXCEPT
Nominee: Walter M. Schenker	[ ]	[ ]	[ ] _____________
GAMCO does not expect that the Nominee will be unable to stand for election, but, in the event that the Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, GAMCO has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

3. In the event that Proposal 1 is not approved, to elect, GAMCO’s nominee, Walter M. Schenker, to serve as a Class II director of the Company until the 2016 annual meeting of shareholders.

	FOR ALL NOMINEE	WITHHOLD AUTHORITY	FOR ALL EXCEPT
Nominee: Walter M. Schenker	[ ]	[ ]	[ ] _____________
GAMCO does not expect that the Nominee will be unable to stand for election, but, in the event that the Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, GAMCO has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

BLUE PROXY CARD

GAMCO intends to use this proxy to vote (i) “FOR” Mr. Schenker and (ii) “FOR” the candidates who have been nominated by the Company to serve as a Class II director, other than Sheldon I. Ausman, for whom GAMCO is not seeking authority to vote for and will not exercise any such authority.  The names, background and qualification of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your Shares will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

______________________________________________________

BLUE PROXY CARD

4. Company’s proposal to approve the Amended and Restated 2008 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.  Company’s proposal to approve the material terms of the performance goals under the Amended and Restated 2008 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.  Company’s proposal to approve executive compensation on an advisory basis.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.